Sec 82-812

Atlas Copco

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Announcement

At the Annual General Meeting of Atlas Copco AB (publ) on April 27, 2005, shareholders resolved to a directed issue of new class C shares to increase the corporation's share capital by SEK 262 002 730 by issuing 209 602 184 new class C shares. Each share has a nominal value of SEK 1.25. New class C shares will trade at SEK 4.75 per share. Deviating from shareholders rights, shares shall be issued and paid by June 30, 2005 by Svenska Handelsbanken AB. The new shares are not entitled to dividends and are subject to conditions in Chapter 6, 8§ Company Act.

Information regarding the directed new class C issue is available from Atlas Copco AB, Sickla Industriväg, Nacka, and is published on the Group's website www.atlascopco-group.com.

Stockholm in May 2005
Atlas Copco Aktiebolag (publ)
Board of Directors